                                    FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

                                       OR

[] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to
                               ---------------------    ---------------------


Commission file number 1-6706

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


             BADGER METER EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                               Badger Meter, Inc.
                             4545 W. Brown Deer Road
                               Milwaukee, WI 53223

                              REQUIRED INFORMATION

The Badger Meter Employee Savings and Stock Ownership Plan (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

             Badger Meter Employee Savings and Stock Ownership Plan

                              Financial Statements
                           and Supplemental Schedules

           December 31, 2002 and 2001 and year ended December 31, 2002




                                    CONTENTS

Report of Independent Auditors...........................................................................4

Financial Statements

Statements of Net Assets Available for Benefits..........................................................5
Statement of Changes in Net Assets Available for Benefits................................................6
Notes to Financial Statements............................................................................7


Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)..........................................15
Schedule H, Line 4j - Schedule of Reportable Transactions...............................................16

                         Report of Independent Auditors


Employee Benefit Plans of the Board of Directors of Badger Meter, Inc. Badger Meter Employee Savings and Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of Badger Meter Employee Savings and Stock Ownership Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Milwaukee, Wisconsin                                      /s/ Ernst & Young LLP
May 9, 2003

             Badger Meter Employee Savings and Stock Ownership Plan

                 Statements of Net Assets Available for Benefits


                                                           DECEMBER 31
                                                     2002               2001
                                                 ------------       ------------
ASSETS
Cash                                             $         --       $      4,908
Investments                                        34,578,274         32,988,163
Company contribution receivable                       255,625            370,392
Receivable from brokers                                58,828                 --
Interest receivable                                    56,577             58,327
                                                 ------------       ------------
Total assets                                       34,949,304         33,421,790

LIABILITIES
Notes payable (Note 5)                              1,535,000          1,900,000
                                                 ------------       ------------
Total liabilities                                   1,535,000          1,900,000
                                                 ------------       ------------
Net assets available for benefits                $ 33,414,304       $ 31,521,790
                                                 ============       ============





See accompanying notes.

             Badger Meter Employee Savings and Stock Ownership Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2002


Additions:
   Investment income (loss):
     Net realized and unrealized appreciation in fair
       value of investments                                        $  1,971,647
     Interest and dividends                                           1,075,374
     Investment expenses                                                 (2,814)

   Contributions:
     Company                                                            261,017
     Participants                                                     2,407,074
                                                                   ------------
                                                                      5,712,298

Deductions:
   Benefit payments to participants                                   3,775,235
   Interest expense                                                      44,549
                                                                   ------------
Net increase                                                          1,892,514

Net assets available for benefits at beginning of year               31,521,790
                                                                   ------------
Net assets available for benefits at end of year                   $ 33,414,304
                                                                   ============




See accompanying notes.

                          Notes to Financial Statements

                                December 31, 2002


1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements of Badger Meter Employee Savings and Stock Ownership Plan (the Plan) are prepared on the accrual basis.

INVESTMENT VALUATION

The investment in the guaranteed income group annuity insurance contract is valued at contract value as reported by Massachusetts Mutual Life Insurance Company (Mass Mutual). Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay benefits and the insurance company's administrative expenses. The Mass Mutual contract is a "fully benefit-responsive" investment contract, as defined in Statement of Position (SOP) 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans." As such, this contract is stated at contract value as reported by the insurance company. Crediting interest rates are adjusted annually on January 1.

The investments in mutual funds are valued at the redemption price established by the fund's trustee based upon the quoted prices of the underlying assets.

Units of common trust funds are valued at quoted redemption price.

The investment in Badger Meter, Inc. (the Company) common stock, which is traded on the American Stock Exchange, is valued at the last reported sales price on the last business day of the Plan year.

The money market fund is valued at fair value based on quoted market or redemption price on the last business day of the Plan year.

Notes receivable from participants are reported at their unpaid principal balance, which approximates fair value.

             Badger Meter Employee Savings and Stock Ownership Plan

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

EXPENSES

Expenses related to the administration of the Plan are born by the Company. Investment expenses are payable by the Plan and reimbursed by the Company at its discretion.

2. DESCRIPTION OF THE PLAN

GENERAL

The following description of the Plan is for general information purposes only. Participants should refer to the Summary Plan Description for more complete information. The Plan is a defined-contribution plan adopted under Section 401(k) of the Internal Revenue Code (the Code). The Plan was established as of January 1, 1991, to consolidate the Badger Meter Savings Plan, the Badger Meter Payroll-Based Employee Stock Ownership Plan, and the Badger Meter Employee Stock Ownership Plan into a single plan.

Substantially all domestic employees of the Company are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participant contributions may be made to a maximum of 20% of their compensation on a pretax basis, not to exceed the amount allowed by the Code. Company contributions are made at a rate of 25% of the participant contributions, with the Company contribution percentage applying to a maximum of 7% of the participant's compensation for the year. The Company may also contribute additional amounts over and above the required contribution at the discretion of the Company's Board of Directors. No such contributions were made in 2002.

             Badger Meter Employee Savings and Stock Ownership Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

Participant contributions are directed into one, or a combination, of nine investments, at the participant's discretion. Company contributions are made in cash and are used by the Plan to repay principal and interest on the note payable (see Note 5). As principal and interest payments are made on the note payable, unallocated shares of Badger Meter, Inc. common stock, which serve as collateral for the note payable, are released to Plan participants and provide the Company matching contribution at current market values. Participant contributions may be temporarily invested in a money market common trust fund before being invested in the aforementioned investments.

All contributions are excluded from the participant's current wages for federal income tax purposes. No federal income tax is paid for the pretax contributions and growth thereon until the participant withdraws them from the Plan.

PARTICIPANT'S ACCOUNTS

Each participant's account is credited with the participant's contribution, the Company's matching contribution, an allocation of the Company's discretionary contribution, if any, and Plan earnings. The Company's discretionary contribution is allocated equally to all participants. Plan earnings are allocated based on the participant's account balances in relation to total participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Participants are fully vested in all amounts in their accounts.

PAYMENT OF BENEFITS

Upon retirement, death, disability, or termination of employment, the participant's account shall generally be distributed in a single lump sum. Final distributions will be made either in shares of Company common stock plus cash in lieu of fractional shares or entirely in cash.

             Badger Meter Employee Savings and Stock Ownership Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

WITHDRAWALS

A participant's contribution may not be withdrawn prior to retirement, death, disability, termination of employment, or termination of the Plan, except for financial hardship, a one-time distribution after age 59 1/2, or in the form of loans to participants. The Plan defines financial hardship as expenses related to college education, uninsured major medical expenses, purchase of the participant's principal residence, or other financial need that cannot be met from other resources of the participant. All withdrawals are subject to approval by the plan administrator.

LOANS TO PARTICIPANTS

Participants are allowed to borrow from their separate account balance. The amount of a loan shall not be less than $1,000 or more than $50,000 and shall not exceed 50% of the participant's account balance.

Loan maturities cannot exceed 60 months and are secured by the participants' vested interests in the Plan. Amounts loaned to a participant do not share in the allocations of Plan earnings (see Participant's Accounts above), but are credited with the interest earned on the loan balance payable by the participant charged at a reasonable rate as determined by the plan administrator.

3. INVESTMENTS

GUARANTEED INCOME GROUP ANNUITY CONTRACT NO. IG 4178

This contract is an unallocated insurance contract with Mass Mutual, which is credited at least annually for interest earned. Interest rates for 2002 and 2001 were 6.25% and 6.60%, respectively. Mass Mutual determines the annual guaranteed interest rate each January 1. The average yields for 2002 and 2001 were 6.25% and 6.46%, respectively.

BADGER METER, INC. COMMON STOCK

The Plan's investment in Badger Meter, Inc. stock consists of 392,176 shares and 414,460 shares as of December 31, 2002 and 2001, respectively. At December 31, 2002 and 2001, the fair value of the Plan's investment in Badger Meter, Inc. common stock, as determined by quoted market price, was $12,589,277 and $9,296,338, respectively.

             Badger Meter Employee Savings and Stock Ownership Plan

During 2002, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices, as follows:

                                                                  NET REALIZED
                                                           AND UNREALIZED APPRECIATION
                                                          (DEPRECIATION) IN FAIR VALUE
                                                                  DURING YEAR
                                                          ----------------------------
Badger Meter, Inc. common stock                              $          3,897,169
Common trust funds                                                     (1,502,957)
Mutual funds                                                             (422,565)
                                                             --------------------
                                                             $          1,971,647
                                                             ====================

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

                                                                    DECEMBER 31
                                                              2002               2001
                                                          ------------       ------------
Badger Meter, Inc. common stock*                          $ 12,589,276       $  9,296,338
M&I Growth Balanced Portfolio                                2,665,563          3,372,676
M&I Diversified Stock Portfolio                              4,111,569          6,126,134
Massachusetts Mutual Unallocated Insurance Contract          9,045,783          8,683,904
Heartland Value Plus Fund                                    2,449,526          2,050,753

*Includes nonparticipant-directed.

             Badger Meter Employee Savings and Stock Ownership Plan

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the investments and the significant components of changes in investments related to the nonparticipant-directed investments is as follows:

                                                                  DECEMBER 31
                                                            2002               2001
                                                        ------------       ------------
Investments, at fair value:
   Badger Meter, Inc., Common Stock (allocated)         $ 10,193,204       $  7,223,963
   Badger Meter, Inc., Common Stock (unallocated)          2,396,072          2,072,375
   Marshall Money Market Fund                                136,728             74,625
                                                        ------------       ------------
                                                        $ 12,726,004       $  9,370,963
                                                        ============       ============


                                                                         YEAR ENDED DECEMBER 31, 2002
                                                            UNALLOCATED           ALLOCATED               TOTAL
                                                          --------------        --------------        --------------
Change in investments:
   Net realized and unrealized appreciation in fair
     value                                                $      721,807        $    3,175,362        $    3,897,169
   Interest and dividends                                         76,408               329,458               405,866
   Investment expenses                                               (14)                   --                   (14)
   Benefit payments to participants (In-kind
     payments)                                                        --              (162,945)             (162,945
   Interest expense                                              (44,549)                   --               (44,549)
   Transfers between funds                                            --              (740,486)             (740,486)
                                                          --------------        --------------        --------------
                                                          $      753,652        $    2,601,389        $    3,355,041
                                                          ==============        ==============        ==============

5. NOTE PAYABLE

At December 31, 2002, the outstanding balance on the loan is $1,535,000. The terms of the loan allow variable payments of principal with the final principal and interest payment due December 31, 2005. Interest is payable at the prime interest rate (prime was 4.25% at December 31, 2002) or at the LIBOR rate plus 1.50% (LIBOR was 1.38% at December 31, 2002). At December 31, 2001, the Plan has exercised its option to designate the outstanding balance as a LIBOR rate loan. The note payable is secured by the unallocated shares of Badger Meter, Inc. common stock held by the Plan (see summary below). In addition, the Company has guaranteed the note payable and is obligated to contribute sufficient cash to the Plan to enable it to repay the loan principal and interest in the event the Plan is unable to settle its obligation.

             Badger Meter Employee Savings and Stock Ownership Plan

5.  NOTE PAYABLE (CONTINUED)

The pledged unallocated shares of Badger Meter, Inc. common stock are released as principal and interest payments are made on the note payable. The shares released, less any shares that are distributed as benefit payments, are considered available and are allocated to the participants' accounts as of the Plan year-end just prior to each annual principal, due date on the note payable. At December 31, 2002 and 2001, the breakdown between allocated and unallocated shares was as follows:

                           Shares
                          Available
                         For Benefits           Cost            Fair Value
                         ------------       ------------       ------------
December 31, 2002:
   Allocated                  317,532       $  4,233,902       $ 10,193,205
   Unallocated                 74,644          1,265,788          2,396,072
                         ------------       ------------       ------------
                              392,176       $  5,499,690       $ 12,589,277
                         ============       ============       ============

Per share                                                      $      32.10
                                                               ============

December 31, 2001:
   Allocated                  322,067       $  4,333,982       $  7,223,963
   Unallocated                 92,393          1,663,898          2,072,375
                         ------------       ------------       ------------
                              414,460       $  5,997,880       $  9,296,338
                         ============       ============       ============

Per share                                                      $      22.43
                                                               ============


The loan agreement contains certain restrictions and covenants, including a limitation on additional borrowings.

The Company contributions are used to make principal and interest payments on the note payable. The Plan will release unallocated shares with a value in excess of the principal payments made due to appreciation of the Company's stock.

6.  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

             Badger Meter Employee Savings and Stock Ownership Plan

7.  INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 3, 1995, stating that the Plan is qualified under Section 401(a) and 401(k) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. A new determination letter has been requested in 2002 but not yet received. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

8.  TRANSACTION WITH RELATED PARTY

During 2002, the Plan received $404,120 in common stock dividends from the Company.

                             SUPPLEMENTAL SCHEDULES

             BADGER METER EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

                    Employer Identification Number 39-0143280
                                 Plan Number 009

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                          Year ended December 31, 2002


                                            DESCRIPTION OF INVESTMENT,
                                          INCLUDING MATURITY DATE, RATE
                                           OF INTEREST, PAR OR MATURITY                    CURRENT VALUE/
                                                      VALUE                   COST         CONTRACT VALUE
----------------------------------------- ------------------------------- -------------- -------------------

*Badger Meter, Inc. Common Stock                  392,176 shares          $   5,499,690  $    12,589,276

 Massachusetts Mutual Life Insurance
   Company Unallocated Insurance
   Contract                                                                           -        9,045,783

 Heartland Value Plus Fund                        159,163 shares                      -        2,449,526

*Marshall Government Income Fund                  156,764 shares                      -        1,530,016

*Marshall International Stock Fund                 91,391 shares                      -          774,995

*M&I Growth Balanced Portfolio                    143,637 shares                      -        2,665,563

*M&I Diversified Stock Portfolio                  209,646 shares                      -        4,111,569

 Fidelity Advisor Mid Cap Fund                     17,327 shares                      -          270,126

 Managers Special Equity Fund                       2,779 shares                      -          153,069

*Marshall Money Market Fund                       136,728 shares                136,728          136,728

 Participant loans                             Interest rates range
                                              between 4.25% and 9.5%
                                           with various maturity dates                           851,623
                                                                                         ---------------
                                                                                         $    34,578,274
                                                                                         ===============


* Indicates party in interest.

Historical cost information not required for participant-directed investments.

             Badger Meter Employee Savings and Stock Ownership Plan

                    Employer Identification Number 39-0143280
                                 Plan Number 009

            Schedule H, Line 4j - Schedule of Reportable Transactions

                          Year ended December 31, 2002


                                                                                                         CURRENT VALUE
                                                                                                          OF ASSET ON
                                                                    PURCHASE      SELLING      COST OF    TRANSACTION       NET
 IDENTITY OF PARTY INVOLVED         DESCRIPTION OF ASSET              PRICE        PRICE        ASSET        DATE       GAIN (LOSS)
---------------------------    -------------------------------      --------   -------------  ---------- -------------  -----------

Category (iii)--Series of transactions in excess of 5% of net assets

Marshall & Ilsley Bank           Marshall Money Market Fund        $   978,426 $          --  $   978,426  $   978,426   $      --
Marshall & Ilsley Bank           Marshall Money Market Fund                 --       948,169      948,169      948,169          --
Marshall & Ilsley Bank         Badger Meter, Inc. Common Stock       1,026,251            --    1,026,251    1,026,251          --
Marshall & Ilsley Bank         Badger Meter, Inc. Common Stock              --     1,467,537    1,472,396    1,467,537      (4,859)



There were no category (i), (ii) or (iv) transactions during 2002.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                      Badger Meter
                                      Employee Savings and Stock Ownership Plan



Date:  June 19, 2003         By:      /s/ Richard A. Meeusen
                                      -----------------------------------
                                      Richard A. Meeusen
                                      Trustee


                             By:      /s/ Ronald H. Dix
                                      -----------------------------------
                                      Ronald H. Dix
                                      Trustee

                                  EXHIBIT INDEX



EXHIBIT
NUMBER            DESCRIPTION
-------           -----------

(23)              Consent of Ernst & Young LLP, Independent Auditors

(99)              Certification Pursuant to 18 U.S.C. Section 1350